                                                Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-108107

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 14, 2003)

                                6,500,000 SHARES

                      (ENCYSIVE PHARMACEUTICALS INC. LOGO)

                                  COMMON STOCK

We are selling 6,500,000 shares of common stock. Our common stock is traded on the Nasdaq National Market under the symbol "ENCY." On December 17, 2003, the last reported sale price of our common stock was $6.92 per share.

OUR BUSINESS AND AN INVESTMENT IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 1 OF THE ACCOMPANYING PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 ---------------------------------------------

                                                   PER SHARE      TOTAL
                                                   ---------   -----------
PUBLIC OFFERING PRICE............................    $6.50     $42,250,000
UNDERWRITING DISCOUNTS AND COMMISSIONS...........    $0.39     $ 2,535,000
PROCEEDS, BEFORE EXPENSES, TO US.................    $6.11     $39,715,000

The underwriters may also purchase up to 975,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over allotments.

The underwriters expect to deliver the shares in New York, New York on December 23, 2003.

                 ---------------------------------------------

SG COWEN                                                     RBC CAPITAL MARKETS

                            NEEDHAM & COMPANY, INC.

December 17, 2003

                               TABLE OF CONTENTS

                                        PAGE
PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary.........   S-2
Forward-Looking Statements............   S-6
Use of Proceeds.......................   S-7
Capitalization........................   S-8
Dilution..............................   S-9
Price Range of Common Stock...........  S-10
Dividend Policy.......................  S-10
Underwriting..........................  S-11
Legal Matters.........................  S-12
Where You Can Find More Information...  S-13
Incorporation of Certain Documents by
Reference.............................  S-13

                                        PAGE
PROSPECTUS
About this Prospectus.................     i
Encysive Pharmaceuticals Inc..........    ii
Cautionary Note Regarding Forward-
Looking Statements....................   iii
Where You Can Find More Information...    iv
Incorporation of Certain Documents by
Reference.............................    iv
Risk Factors..........................     1
Use of Proceeds.......................    13
Dilution..............................    13
Description of Capital Stock..........    13
Plan of Distribution..................    15
Legal Matters.........................    16
Experts...............................    17

                 ---------------------------------------------

     THIS PROSPECTUS SUPPLEMENT IS A SUPPLEMENT TO THE ACCOMPANYING PROSPECTUS THAT IS ALSO A PART OF THIS DOCUMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE PART OF A SHELF REGISTRATION STATEMENT THAT WE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. UNDER THE SHELF REGISTRATION PROCESS, WE MAY OFFER FROM TIME TO TIME SHARES OF OUR COMMON STOCK UP TO AN AGGREGATE AMOUNT OF $50,000,000, OF WHICH THIS OFFERING IS A PART. IN THE ACCOMPANYING PROSPECTUS, WE PROVIDE YOU WITH A GENERAL DESCRIPTION OF THE SECURITIES WE MAY OFFER FROM TIME TO TIME UNDER OUR SHELF REGISTRATION STATEMENT. IN THIS PROSPECTUS SUPPLEMENT, WE PROVIDE YOU WITH SPECIFIC INFORMATION ABOUT THE SHARES OF OUR COMMON STOCK THAT WE ARE SELLING IN THIS OFFERING. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND THEREIN INCLUDE IMPORTANT INFORMATION ABOUT US, OUR COMMON STOCK BEING OFFERED AND OTHER INFORMATION YOU SHOULD KNOW BEFORE INVESTING. THIS PROSPECTUS SUPPLEMENT ALSO ADDS, UPDATES, AND CHANGES INFORMATION CONTAINED IN THE ACCOMPANYING PROSPECTUS. YOU SHOULD READ BOTH THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AS WELL AS THE ADDITIONAL INFORMATION DESCRIBED UNDER "WHERE YOU CAN FIND MORE INFORMATION" BEFORE INVESTING IN SHARES OF OUR COMMON STOCK.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. WE ARE OFFERING TO SELL AND SEEKING OFFERS TO BUY SHARES OF OUR COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                 ---------------------------------------------

     UNLESS OTHERWISE MENTIONED OR UNLESS THE CONTEXT REQUIRES OTHERWISE, ALL REFERENCES IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS TO "THE COMPANY," "ENCYSIVE," "WE," "US," "OUR," OR SIMILAR REFERENCES MEAN ENCYSIVE PHARMACEUTICALS INC. AND ITS SUBSIDIARIES AND PREDECESSORS.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this prospectus supplement and the accompanying prospectus. Before you decide to invest in our common stock, you should read the entire prospectus supplement and the accompanying prospectus carefully, including the risk factors and consolidated financial statements and related notes included in this prospectus supplement and the accompanying prospectus. Unless otherwise indicated, all information in this prospectus supplement and the accompanying prospectus assumes no exercise of the underwriters' over-allotment option.

                                  THE COMPANY

     Encysive Pharmaceuticals is a biopharmaceutical company engaged in the discovery, development and commercialization of novel, synthetic, small molecule compounds to address unmet medical needs. Our research and development programs are predominantly focused on the treatment and prevention of interrelated diseases of the vascular endothelium and exploit our expertise in the area of the intravascular inflammatory process, referred to as the inflammatory cascade, and vascular diseases. We have successfully developed one Food and Drug Administration, or FDA, approved drug, Argatroban, for the treatment of heparin-induced thrombocytopenia, or HIT, that is marketed by GlaxoSmithKline, or GSK. Our lead drug candidate, sitaxsentan, is an endothelin receptor antagonist in Phase III clinical trials for the treatment of pulmonary arterial hypertension, or PAH. In addition, we have earlier stage clinical product candidates in development including TBC3711, a next generation endothelin receptor antagonist, and bimosiamose, being developed by our majority-owned German affiliate, Revotar Biopharmaceuticals AG, or Revotar.

SITAXSENTAN

     Sitaxsentan is being developed as a treatment for PAH, a life-threatening disease characterized by the constriction of blood vessels leading to the lungs. This constriction leads to very high blood pressure in the pulmonary arteries as the heart struggles to pump blood to the lungs. PAH patients suffer from extreme shortness of breath and, as the disease progresses, are less able to perform the daily activities of living. Over time, PAH leads to right ventricular failure (heart failure) and death. PAH may be a primary condition, perhaps caused by genetic factors, or secondary to other diseases like autoimmune diseases (such as scleroderma or lupus), congenital heart disease, HIV infection or cirrhosis of the liver. PAH is an orphan disease (defined in the U.S. as a prevalence of less than 200,000 patients) that industry research analysts estimate to afflict approximately 80,000 to 100,000 individuals worldwide, mostly women.

     It has been determined that the vascular endothelium plays a pivotal role in maintaining normal blood vessel tone, including blood flow, by producing substances such as endothelin that regulate the balance between vasoconstriction and vasodilation. The vascular actions of endothelin can be explained by its interactions on cell surfaces with two distinct receptors, endothelin-A, or ETA, and endothelin-B, or ETB. In general, ETA receptors on vascular smooth muscle cells are associated with vasoconstriction, while ETB receptors, predominantly found on endothelial cells, are primarily associated with vasodilation.

     Sitaxsentan is 6,500 times more selective for ETA receptors than for ETB receptors. We believe that selective endothelin antagonists, like sitaxsentan, will be preferred by physicians because ETA receptor antagonists block the negative vasoconstrictive effects of endothelin at the ETA receptor, but do not block the beneficial vasodilative effects of endothelin at ETB receptors present on endothelial cells. In addition, sitaxsentan has other favorable characteristics including oral administration and once daily dosing.

     We believe available treatments for PAH are inadequate. Patients with moderate disease are treated with calcium channel blockers, diuretics and anticoagulants. As the disease progresses, the standard treatment for the disease consists of systemic prostacyclins, which require continuous 24-hour intravenous or subcutaneous infusions. An orally-administered endothelin receptor antagonist, bosentan (Tracleer(R)), is also available. Bosentan is administered twice daily and is a non-selective endothelin receptor antagonist.

The cost of prostacyclin therapy currently averages over $100,000 annually per patient while bosentan therapy costs approximately $33,000 per patient annually in the United States and approximately 41,000 Euros per patient annually in Europe.

     These treatments have been shown to more than double median survival time of PAH patients. However, there is an ongoing need for additional pharmacological alternatives for the treatment of PAH due to the fact that PAH patients respond differently to the range of currently available therapies and the limitations of these therapies. We believe sitaxsentan's selectivity to ETA as well as its once daily dosing will represent advantages to PAH patients.

     In 2002, we successfully completed and announced results of our STRIDE I Phase IIb/III pivotal study in PAH with sitaxsentan. We have initiated and are currently enrolling a Phase III pivotal clinical trial, STRIDE II. In June 2003, we received a Special Protocol Assessment, which is a binding written agreement between a clinical trial sponsor and the FDA on the design of pivotal trials, confirming that, if successful, the STRIDE II trial results, together with the results from STRIDE I and planned supportive trials, will be sufficient for the submission to the FDA of sitaxsentan's new drug application, or NDA.

     STRIDE II is a 240-patient trial enrolling patients with Class II-IV PAH, as classified by the World Health Organization, of primary or secondary causes. STRIDE II is of 18 weeks duration and tests two doses of sitaxsentan (100 mg and 50 mg), versus placebo, dosed once daily in a double-blind fashion. In addition, a randomized bosentan arm is included. A total of 40 to 50 centers worldwide will participate. The primary endpoint of STRIDE II is six-minute walk distance, and secondary endpoints include change in functional class, shortness of breath and the occurrence of clinical deterioration events. We anticipate enrollment will be completed in the spring of 2004 with results available in the second half of 2004. We anticipate that the NDA submission may occur between the end of 2004 and the first quarter of 2005.

     We have worldwide commercialization rights to sitaxsentan. Upon regulatory approval we intend to commercialize sitaxsentan in North America through our own specialty sales force. We intend to seek a marketing partner or partners for sales in the rest of the world.

ARGATROBAN

     Argatroban, licensed from Mitsubishi Pharma Corporation and developed in North America by Encysive, is a synthetic direct thrombin inhibitor approved by the FDA in 2000. It is indicated for prophylaxis or treatment of thrombosis for patients with HIT, a profound allergic reaction to anticoagulation therapy with heparin, and for use in HIT patients undergoing precutaneous coronary intervention. Argatroban was approved in Canada in 2002 for use as an anticoagulant therapy in patients with HIT syndrome. GSK markets Argatroban in the U.S. and Canada, and has Waxman Hatch market exclusivity in the U.S. until June 2005. A pediatric study is underway which could prolong exclusivity in the U.S. to the end of 2005. In 2002, Encysive earned royalties from the sales of Argatroban totaling $3.5 million and expects to earn royalties of $4.6-5.5 million in 2003.

OTHER DEVELOPMENT PROGRAMS

     In addition to sitaxsentan and Argatroban, we have a number of projects in clinical and preclinical development. TBC3711, a next generation ETA receptor antagonist, has completed Phase I clinical development for the treatment of PAH. TBC3711 is more selective and more potent than sitaxsentan.

     Our majority-owned German affiliate, Revotar, is developing bimosiamose, a selectin antagonist discovered in Encysive's laboratories, that is designed to block inflammatory cells from leaving the vascular space to travel to tissue sites of inflammation. Revotar recently initiated Phase IIa clinical trials evaluating the use of topical bimosiamose for the treatment of psoriasis and atopic dermatitis. An inhaled version of bimosiamose has completed a 12-patient proof-of-concept study in asthma that demonstrated a statistically significant improvement in the late asthmatic response, the same target addressed by inhaled steroid use in asthma. Revotar plans to seek a licensing partner for inhaled bimosiamose.

     We have entered into a worldwide research collaboration and license agreement with Schering-Plough Corporation to discover, develop and commercialize VLA-4 antagonists. Schering-Plough is in the final stages of pre-clinical development with TBC4746, an oral VLA-4 antagonist. If this work is successful, the next development step would be to initiate studies in human volunteers. VLA-4 is a potential target in the inflammatory cascade taking place within the vasculature. TBC4746 has the potential to address a number of diseases, including asthma and multiple sclerosis.

ENCYSIVE'S RESEARCH PROGRAMS

     Our research efforts are concentrated on targets within the vasculature, and the potential indications of our drug candidates include cardiovascular diseases and a potentially wide variety of inflammatory diseases involving two complementary sets of targets. The first set of targets relate to vascular G-protein coupled receptors, or GPCRs. Historically, GPCRs have been some of the most amenable targets for developing commercially successful pharmaceuticals, such as beta-blockers, antihistamines, and most anti-psychotics and anti-depressants. Endothelin receptors, targeted by sitaxsentan and TBC3711, are examples of GPCRs.

     Encysive also has developed expertise in pharmacologically intervening in the intravascular inflammatory cascade, representing a second set of intravascular targets. Bimosiamose and TBC4746 are examples of drug candidates that we designed to target two distinct steps in this cascade, the selectins and VLA-4, respectively. Some of the targets in this cascade are GPCRs. Thus, our focus on endothelial cell and related vascular biology has opened up a broad range of disease targets with high unmet medical need.

     Our executive offices are located at 6700 West Loop South, 4th Floor, Bellaire, Texas 77401. Our telephone number is (713) 796-8822.

                                  THE OFFERING

Common stock offered hereby...   6,500,000 shares

Common stock to be outstanding
after this offering...........   51,081,942 shares

Use of proceeds...............   We intend to use the net proceeds of this
                                 offering for further clinical development, marketing and pre-launch activities related to sitaxsentan, research and development of our other product candidates, and general corporate purposes, including capital expenditures and other working capital requirements. See "Use of Proceeds."

Symbol........................   ENCY

     The information above is based on 44,581,942 shares of common stock outstanding as of September 30, 2003 and does not include:

     - 4,840,093 shares of our common stock issuable upon exercise of outstanding options granted under our stock option plans at a weighted average exercise price of $6.05 per share; and

     - 142,858 shares of our common stock issuable upon exercise of an outstanding warrant at an exercise price of $14.00 per share.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The tables below present summary consolidated statement of operations and balance sheet data of Encysive and its subsidiaries. We have derived our consolidated statement of operations data for the years ended December 31, 2002, 2001, and 2000, from our audited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. We have derived our condensed consolidated balance sheet data as of September 30, 2003 and consolidated statement of operations data for each of the nine months ended September 30, 2003 and 2002 from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. The unaudited consolidated financial statements include, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2003 or any future periods. You should read the summary financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" along with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                                               NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,         SEPTEMBER 30,
                                                              -----------------------------   -------------------
                                                                2002       2001      2000       2003       2002
                                                              --------   --------   -------   --------   --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenues from research agreements.........................  $  3,570   $  4,342   $ 3,889   $  2,245   $  2,654
  Collaborative revenues from Encysive, L.P. ...............     1,090      1,442     1,123        664        772
  Royalty revenues..........................................     3,514      1,586       234      3,642      2,481
  License fees, milestones and grants.......................     2,259      1,547    10,446      2,306      1,717
                                                              --------   --------   -------   --------   --------
    Total revenues..........................................    10,433      8,917    15,692      8,857      7,624
Operating expenses:
  Research and development..................................    20,066     17,861    13,513     19,109     16,107
  Equity in loss of Encysive, L.P. .........................     8,557      9,450     3,487      2,386      6,305
  Purchase of in-process research and development...........        --         --        --      8,363         --
  General and administrative................................     8,976      6,733     6,552      7,252      6,803
                                                              --------   --------   -------   --------   --------
    Total operating expenses................................    37,599     34,044    23,552     37,110     29,215
                                                              --------   --------   -------   --------   --------
  Operating loss............................................   (27,166)   (25,127)   (7,860)   (28,253)   (21,591)
  Investment income, net....................................     2,472      5,236     4,362        904      1,936
                                                              --------   --------   -------   --------   --------
    Loss before minority interest and cumulative effect of
      change in accounting principle........................   (24,694)   (19,891)   (3,498)   (27,349)   (19,655)
  Minority interest in loss of Revotar......................     1,225        749       209        768        844
                                                              --------   --------   -------   --------   --------
Loss before cumulative effect of change in accounting
  principle.................................................   (23,469)   (19,142)   (3,289)   (26,581)   (18,811)
Cumulative effect of change in accounting principle.........        --         --    (2,366)        --         --
                                                              --------   --------   -------   --------   --------
Net loss applicable to common shares........................  $(23,469)  $(19,142)  $(5,655)  $(26,581)  $(18,811)
                                                              ========   ========   =======   ========   ========
Net loss per share basic and diluted........................  $  (0.54)  $  (0.44)  $ (0.14)  $  (0.61)  $  (0.43)
  Weighted average common shares used to compute basic and
    diluted net loss per share..............................    43,741     43,637    39,150     43,802     43,720

                                                                  SEPTEMBER 30, 2003
                                                              --------------------------
                                                               ACTUAL     AS ADJUSTED(1)
                                                              ---------   --------------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and investments in marketable
    securities..............................................  $  47,739     $  87,104
  Total assets..............................................     55,812        95,177
  Working capital...........................................     33,034        72,399
  Total long-term debt, non-current portion.................      2,932         2,932
  Accumulated deficit.......................................   (174,746)     (174,746)
  Stockholders' equity......................................     37,230        76,595

------------------

(1) As adjusted to give effect to the sale of 6,500,000 shares of common stock at a public offering price of $6.50 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact included in and incorporated by reference into this prospectus supplement and the accompanying prospectus are forward-looking statements. These forward-looking statements include, without limitation, statements regarding our estimate of the sufficiency of our existing capital resources and our ability to raise additional capital to fund cash requirements for future operations, and regarding the uncertainties involved in the drug development process and the timing of regulatory approvals required to market these drugs. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that such expectations reflected in these forward-looking statements will prove to have been correct.

     When used in this prospectus supplement and the accompanying prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Risk Factors" in the accompanying prospectus and elsewhere in this prospectus supplement and the accompanying prospectus.

     You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other "forward-looking" information. Before you invest in our common stock, you should be aware that the occurrence of any of the contingent factors described under "Risk Factors" in the accompanying prospectus could substantially harm our business, results of operations and financial condition. Upon the occurrence of any of these events, the trading price of our common stock could decline, and you could lose all or part of your investment.

     We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this prospectus supplement after the date of this prospectus supplement.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of shares of our common stock in this offering will be approximately $39.4 million ($45.3 million if the underwriters' over-allotment option is exercised in full) after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will retain broad discretion over the use of the net proceeds from the sale of our common stock offered hereby. We currently intend to use the net proceeds from the sale of our common stock in this offering primarily for:

     - further clinical development, marketing and pre-launch activities related to sitaxsentan;

     - further research and development of our other product candidates; and

     - general corporate purposes, including capital expenditures and other working capital requirements.

     We are not currently able to estimate the approximate amount of the net proceeds that will be used with regard to the foregoing purposes, and actual allocation of the net proceeds for the above purposes and timing of the expenditures will be dependent on various factors, including progress of our research and development programs, the results of preclinical and clinical trials, the timing of regulatory approvals, competitive developments, payments, if any, under any collaborative arrangements we enter into and the availability of additional financing. These expenditures are likely to be substantial and to exceed the net proceeds of this offering. We may also use a portion of the net proceeds to acquire, by license, purchase or other arrangement, businesses, technologies, or products that complement our business, although we do not presently have any agreement or understanding, nor are we presently engaged in any discussions or negotiations, with respect to any acquisition, and there can be no assurance that any acquisition will be made.

     Pending ultimate use, the net proceeds from this offering will be invested with other funds that we have on hand in cash equivalents and short-term and long-term investments, including U.S. government securities and high-grade corporate investments, commercial paper and bankers acceptances, at our discretion.

                                 CAPITALIZATION

     The following table sets forth our unaudited cash, cash equivalents, and investments in marketable securities and capitalization as of September 30, 2003 and is derived from our unaudited consolidated financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus:

     - on an actual basis; and

     - on an as adjusted basis to reflect the receipt of the estimated net proceeds from the sale of common shares in this offering as if such offering had been consummated on September 30, 2003.

     This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

                                                                SEPTEMBER 30, 2003
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              ---------   -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents, and investments in marketable
  securities................................................  $  47,739    $  87,104
                                                              =========    =========
Long term debt, including current maturities................  $   6,932    $   6,932
                                                              ---------    ---------
Stockholders' equity:
  Common stock, par value $.005 per share, 75,000,000 shares authorized; 44,581,942 shares outstanding; 51,081,942
     shares outstanding, as adjusted........................        224          257
  Additional paid-in capital................................    213,502      252,834
  Deferred compensation expense.............................       (264)        (264)
  Treasury stock, 213,000 shares............................     (1,602)      (1,602)
  Accumulated other comprehensive income....................        116          116
  Accumulated deficit.......................................   (174,746)    (174,746)
                                                              ---------    ---------
     Total stockholders' equity.............................     37,230       76,595
                                                              ---------    ---------
  Total capitalization......................................  $  44,162    $  83,527
                                                              =========    =========

     The number of shares of our common stock in the actual and adjusted columns in the table above does not include the following securities outstanding as of September 30, 2003:

     - 4,840,093 shares of our common stock issuable upon exercise of outstanding options issued under our stock option plans at a weighted average exercise price of $6.05 per share; and

     - 142,858 shares of our common stock issuable upon exercise of an outstanding warrant at an exercise price of $14.00 per share.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

     Our net tangible book value as of September 30, 2003 was $36.5 million or approximately $0.82 per share. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares of common stock outstanding.

     Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 6,500,000 shares of our common stock in this offering and deducting the underwriting discounts and our estimated offering expenses, our net tangible book value as of September 30, 2003 would have been $1.49 per share if this offering had been consummated on September 30, 2003. This amount represents an immediate increase in net tangible book value of $0.67 per share to existing stockholders and an immediate dilution in net tangible book value of $5.01 per share to purchasers of common stock in this offering, as illustrated in the following table:

Public offering price per share.............................          $6.50
  Net tangible book value per share as of September 30,
     2003...................................................   0.82
  Increase in net tangible book value per share attributable
     to this offering.......................................   0.67
                                                              -----
Pro forma net tangible book value per share as of September
  30, 2003 after giving effect to this offering.............           1.49
                                                                      -----
Dilution per share to new investors in this offering........          $5.01
                                                                      =====

     The table above assumes no exercise of the underwriters' over allotment option or of the following securities outstanding as of September 30, 2003:

     - 4,840,093 shares of our common stock issuable upon exercise of outstanding options issued under our stock option plans at a weighted average exercise price of $6.05 per share; and

     - 142,858 shares of our common stock issuable upon exercise of an outstanding warrant at an exercise price of $14.00 per share.

                          PRICE RANGE OF COMMON STOCK

     Our common stock trades on the Nasdaq National Market under the symbol "ENCY." The following table sets forth, for the periods indicated, the high and low reported sales prices of our common stock as reported on the Nasdaq National
Market:

                                                              COMMON STOCK
                                                              ------------
                                                              HIGH    LOW
                                                              -----   ----
YEAR ENDED DECEMBER 31, 2001
  First Quarter.............................................  10.90   4.62
  Second Quarter............................................   9.00   4.51
  Third Quarter.............................................   8.60   4.90
  Fourth Quarter............................................   7.47   5.02
YEAR ENDED DECEMBER 31, 2002
  First Quarter.............................................   7.10   5.03
  Second Quarter............................................   6.10   2.94
  Third Quarter.............................................   3.71   1.80
  Fourth Quarter............................................   3.08   1.30
YEAR ENDED DECEMBER 31, 2003
  First Quarter.............................................   1.57   0.72
  Second Quarter............................................   4.94   1.16
  Third Quarter.............................................   6.72   3.02
  Fourth Quarter (through December 17, 2003)................   7.79   5.85

     As of September 30, 2003, there were 552 holders of record of our common stock. As of December 17, 2003, the last sale price reported on the Nasdaq National Market for our common stock was $6.92 per share.

                                DIVIDEND POLICY

     We have never declared or paid dividends on our common stock. We do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any future earnings to finance our growth strategy and ongoing business. Payment of future dividends, if any, will be at the discretion of the board of directors after reviewing various factors, including our financial condition and operating results, current and anticipated cash needs and restrictions which may be in effect in any future financing agreement.

                                  UNDERWRITING

     We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, the underwriters named below have severally agreed to purchase from us the number of shares of our common stock set forth opposite their names on the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement as follows:

                                                               NUMBER
NAME                                                          OF SHARES
----                                                          ---------
SG Cowen Securities Corporation.............................  2,628,000
RBC Dain Rauscher Inc. .....................................  2,044,000
Needham & Company, Inc. ....................................  1,168,000
Adams, Harkness & Hill, Inc. ...............................    120,000
Brean Murray & Co., Inc. ...................................    120,000
Leerink Swann & Company.....................................    120,000
Punk, Ziegel & Company, L.P. ...............................    120,000
Rodman & Renshaw, Inc. .....................................    120,000
Arneson, Kercheville, Ehrenberg & Associates, Inc. .........     30,000
Sanders Morris Harris.......................................     30,000
                                                              ---------
          Total.............................................  6,500,000
                                                              =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased.

     The underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $0.234 per share. Securities dealers may reallow a concession not in excess of $0.10 per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

     We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to an aggregate of 975,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus supplement less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over allotments, if any, made in connection with the sale of common stock offered hereby. If the over allotment option is exercised in full, the underwriters will purchase additional common shares from us in approximately the same proportion as shown in the table above.

     The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

                                                                                 TOTAL
                                                                       -------------------------
                                                                         WITHOUT
                                                                          OVER-      WITH OVER-
                                                           PER SHARE    ALLOTMENT     ALLOTMENT
                                                           ---------   -----------   -----------
Public offering price....................................    $6.50     $42,250,000   $48,587,500
Underwriting discount....................................    $0.39     $ 2,535,000   $ 2,915,250
Proceeds, before expenses, to us.........................    $6.11     $39,715,000   $45,672,250

     We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $350,000.

     We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933 and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

     Our directors and executive officers have agreed with the underwriters that for a period of 90 days following the date of this prospectus supplement, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of our common stock. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We entered into a similar agreement with the underwriters provided we may, without the consent of the underwriters, grant options and restricted stock pursuant to our currently existing stock plans and issue shares of our common stock pursuant to valid exercises of currently outstanding options, warrants or rights to acquire shares of our common stock. There are no agreements between the underwriters and any of our directors or executive officers releasing them from these lock-up agreements prior to the expiration of the 90-day period, except that certain directors and executive officers, including our Chief Scientific Officer and Vice President Finance and Administration, may sell up to 61,598 shares of our common stock in the aggregate during this 90-day period upon prior notice to SG Cowen Securities Corporation.

     The underwriters may engage in over allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over allotment option. The underwriters may close out a covered short sale by exercising its over allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over allotment option. The underwriters must close out any naked short sale by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time.

     SG Cowen Securities Corporation provides financial advisory services to us from time to time in the ordinary course of its business.

                                 LEGAL MATTERS

     Certain legal matters in connection with the common stock offered hereby will be passed on for us by Porter & Hedges, L.L.P., Houston, Texas. Certain legal matters in connection with the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. These reports, proxy statements and other information can be inspected and copied at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Encysive maintains an Internet site at http://www.encysive.com.

     We have filed a registration statement with the SEC on Form S-3 (including any amendments thereto, known as the registration statement) under the Securities Act of 1933 with respect to the shares of common stock offered hereby. This prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. You may refer to the registration statement and the exhibits and schedules thereto for more information about our common stock and us. Statements made in this prospectus supplement and the accompanying prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have previously been filed by us with the SEC under the Exchange Act, are incorporated herein by reference:

     - our annual report on Form 10-K for the fiscal year ended December 31, 2002, as amended (File No. 000-20117);

     - our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, as amended, June 30, 2003, as amended, and September 30, 2003 (File No. 000-20117);

     - a description of our common stock contained in our registration statement on Form 8-A effective June 18, 2001 (File No. 000-20117), and a description of our preferred stock purchase rights contained in our registration statement on Form 8-A effective January 3, 2002 (File No. 000-20117); and

     - our current reports on Form 8-K dated January 7, 2003, January 30, 2003, February 6, 2003, February 26, 2003, March 6, 2003 (as amended by the current report on Form 8-K/A filed April 2, 2003), April 11, 2003, April 23, 2003, April 23, 2003 (as amended by the current report on Form 8-K/A filed July 3, 2003), May 16, 2003, June 3, 2003, June 20, 2003, August 5,
       2003, August 20, 2003, September 11, 2003, October 9, 2003 and December 3, 2003 (File No. 000-20117).

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated in this prospectus supplement by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

     This prospectus supplement and the accompanying prospectus incorporate documents by reference that are not delivered herewith. Copies of these documents, other than the exhibits thereto (unless such exhibits are specifically incorporated by reference in such documents), are available upon written or oral request, at no charge, from us. Requests for such copies should be directed to Stephen L. Mueller, Vice-President, Finance and Administration, Secretary and Treasurer, at 6700 West Loop South, 4th Floor, Bellaire, Texas 77401, or at (713) 796-8822.

PROSPECTUS


                      (ENCYSIVE PHARMACEUTICALS INC. LOGO)

                                  $50,000,000

                             ---------------------

                                  COMMON STOCK

                             ---------------------

     We may offer shares of our common stock, par value $.005 per share, from time to time.

     The aggregate initial offering price of the shares of our common stock that we offer will not exceed $50,000,000. We will offer our common stock in amounts, at prices and on terms to be determined at the time of the offering.

     Our common stock is quoted on The Nasdaq Stock Market under the symbol "ENCY." The last reported sale price of our common stock on November 13, 2003 was $6.99 per share.

     We will provide the specific terms of the offering in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer and sell our securities unless accompanied by a prospectus supplement.

     INVESTING IN OUR COMMON STOCK INVOLVES SIGNIFICANT RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               The date of this prospectus is November 14, 2003.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    i
ENCYSIVE PHARMACEUTICALS INC................................   ii
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS........  iii
WHERE YOU CAN FIND MORE INFORMATION.........................   iv
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   iv
RISK FACTORS................................................    1
USE OF PROCEEDS.............................................   13
DILUTION....................................................   13
DESCRIPTION OF CAPITAL STOCK................................   13
PLAN OF DISTRIBUTION........................................   15
LEGAL MATTERS...............................................   16
EXPERTS.....................................................   17


                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission under a "shelf" registration process. This prospectus provides you with a description of our common stock. Each time we use this prospectus to offer shares of our common stock, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading "Where You Can Find More Information." As used in this prospectus, the terms "we," "us," "our" and "Encysive" mean Encysive Pharmaceuticals Inc., a Delaware corporation, and its subsidiaries and predecessors, unless the context indicates otherwise.

                         ENCYSIVE PHARMACEUTICALS INC.

     Encysive Pharmaceuticals Inc. was incorporated in Delaware in 1989. We are a biopharmaceutical company focused on the discovery, development and commercialization of novel, synthetic, small molecule compounds for the treatment of a variety of cardiovascular, vascular and related inflammatory diseases. We believe that synthetic, small molecule therapeutics have several advantages over protein and peptide based large molecules. Small molecules generally are not immunogenic, can typically be protected with composition-of-matter patents and can be produced by conventional lower cost pharmaceutical manufacturing methods. Our research and development programs are focused on inhibitors (also referred to as antagonists or blockers) that can interrupt certain disease processes. Our programs seek to address unmet medical needs in cardiovascular diseases, thrombocytopenia, pulmonary arterial hypertension, heart failure and inflammatory diseases such as asthma. We have been unprofitable to date and expect to incur operating and net losses for the next several years as we invest in product research and development, preclinical and clinical testing and regulatory approvals and compliance.

     Our affiliates and subsidiaries include: Revotar Biopharmaceuticals AG, a German corporation located in Berlin and a majority-owned affiliate also referred to as Revotar; ImmunoPharmaceutics, Inc., a California corporation and a wholly-owned subsidiary also referred to as IPI; EP-ET, LLC, a Delaware limited liability corporation and a wholly-owned subsidiary also referred to as EP-ET; and Encysive, L.P., a Delaware limited partnership also referred to as ELP. EP-ET is the general partner of ELP and we are the sole limited partner of ELP. Revotar was formed during the third quarter of 2000 to conduct research and development for novel small molecule compounds and to develop and commercialize our selectin antagonists. We acquired all of the outstanding common stock of IPI in exchange for shares of our common stock in July of 1994. In June of 2000, we, through EP-ET, and ICOS Corporation, a Delaware corporation also referred to as ICOS, entered into an agreement and formed ICOS-Texas Biotechnology L.P., a Delaware limited partnership also referred to as ICOS-TBC, to develop and globally commercialize endothelin-A receptor antagonists. We and ICOS were both 50% owners in ICOS-TBC until April 22, 2003, at which time we purchased ICOS' share of ICOS-TBC and changed the name of ICOS-TBC to Encysive, L.P.

     Argatroban is our first marketed product, and our only product approved by the U.S. Food and Drug Administration, also referred to as the FDA. Argatroban was approved by the FDA in 2000 for the prophylaxis or treatment of thrombosis in patients with heparin-induced thrombocytopenia, also referred to as HIT, and for patients with or at risk for HIT undergoing percutaneous coronary intervention, also referred to as PCI. Argatroban was approved in Canada in 2002 for use as anticoagulant therapy in patients with heparin-induced thrombocytopenia syndrome. During 2002, we completed initial studies to evaluate the use of Argatroban in hemodialysis patients and in PCI. The drug is being marketed in the U.S. and Canada by GlaxoSmithKline, plc, also referred to as GSK, and has been on the market in the U.S. and Canada since November 2000 and June 2002, respectively. GSK is our development, manufacturing and marketing partner for Argatroban.

     Presently, we have four major product development programs.

     - Endothelin Antagonist Program. We are developing sitaxsentan, an endothelin(A) receptor antagonist, or ET(A), for the treatment of pulmonary arterial hypertension, as referred to as PAH. During 2002, ELP successfully completed STRIDE 1, a Phase IIb/III pivotal clinical trial in pulmonary arterial hypertension with sitaxsentan. TBC3711, a second generation ET(A), has previously completed Phase I clinical trials and may be developed for cardiovascular or other diseases. We have initiated a pivotal Phase III trial in PAH, "STRIDE 2." STRIDE 2 will test two doses of sitaxsentan (100 mg and 50 mg), versus placebo, dosed once daily in a double blind fashion. In addition, a randomized bosentan (Tracleer(R)) arm will be included. Bosentan is currently the only approved endothelin antagonist available. In June 2003, we received a Special Protocol Assessment from the FDA confirming that STRIDE 2, together with the results of STRIDE 1 and planned supportive trials will be sufficient for filing a new drug application, as referred to as an NDA. We anticipate enrollment will complete in the spring of 2004 with results available in the second half of 2004. We anticipate that the NDA submission may occur between the end of year 2004 and first quarter of 2005.

     - Thrombosis. During 2002, we completed a Phase II human clinical trial for Argatroban as a mono-therapy treatment for acute ischemic stroke. The clinical trial met the primary endpoint based on safety and showed positive results in the secondary safety endpoint. In light of a lack of a positive overall efficacy trend and the high risk and high costs associated with stroke trials, it is unlikely that we will proceed independently with a full Phase III program.

     - Vascular Inflammation Program. Revotar is developing a selectin antagonist, bimosiamose, for the treatment of asthma, psoriasis and atopic dermatitis. The intravenous form of the drug demonstrated positive anti-inflammatory effects in Phase II clinical trials. Revotar was formed during 2000 to further the development of this program. Revotar completed Phase I clinical trials for asthma utilizing an inhaled form of bimosiamose. A Phase IIa clinical trial with an inhaled form of bimosiamose was completed in the second quarter of 2003 and positive preliminary results were released in August 2003. A Phase IIa clinical trial in psoriasis and atopic dermatitis commenced during the fourth quarter of 2003, using a topical formulation. A Phase IIa proof-of-concept clinical trial in psoriasis, completed during 2002 with an injectable form of bimosiamose, indicated a potential for efficacy.

      We have signed a collaboration and license agreement for our VLA-4 program with Schering-Plough LTD and Schering-Plough Corporation, collectively referred to as Schering-Plough, and have received payments from Schering-Plough on signing the agreement and for nominating a compound as a clinical candidate. Additionally, we are conducting research on backup VLA-4 antagonists for Schering-Plough under this agreement. Schering-Plough and Encysive have agreed to extend the research agreement for another year, through June 2004.

     - Vascular Disease. Many disease processes involve changes in blood vessels and heart tissue. There are numerous mediators, like endothelin, which may contribute to the development of these diseases. Several of these act through G-protein coupled receptors, GPCRs, to carry out their action. We are conducting research on GPCRs to identify inhibitors that could be useful in treating diseases including congestive heart failure, ischemic stroke and acute myocardial infarction.

     Our executive offices are located at 6700 West Loop South, 4th Floor, Bellaire, Texas 77401. Our telephone number is (713) 796-8822.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended, also known as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, also known as the Exchange Act. All statements other than statements of historical fact included in and incorporated by reference into this prospectus are forward-looking statements. These forward-looking statements include, without limitation, statements regarding our estimate of the sufficiency of our existing capital resources and our ability to raise additional capital to fund cash requirements for future operations, and regarding the uncertainties involved in the drug development process and the timing of regulatory approvals required to market these drugs. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot assure you that such expectations reflected in these forward-looking statements will prove to have been correct.

     When used in this prospectus, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Risk Factors" and elsewhere in this prospectus.

     You should read these statements carefully because they discuss our expectations about our future performance, contain projections of our future operating results or our future financial condition, or state other "forward-looking" information. Before you invest in our common stock, you should be aware that the occurrence of any of the contingent factors described under "Risk Factors" could substantially harm our business, results of operations and financial condition. Upon the occurrence of any of these events, the trading price of our common stock could decline, and you could lose all or part of your investment.

     We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this prospectus after the date of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the informational requirements of the Exchange Act and in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission, also known as the SEC. These reports, proxy statements and other information can be inspected and copied at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Encysive maintains an Internet site at http://www.encysive.com.

     We have filed a registration statement with the SEC on Form S-3 (including any amendments thereto, known as the registration statement) under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. You may refer to the registration statement and the exhibits and schedules thereto for more information about our common stock and us. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have previously been filed by us with the SEC under the Exchange Act, are incorporated herein by reference:

     (1) Our annual report on Form 10-K for the fiscal year ended December 31, 2002, as amended (File No. 000-20117).

     (2) Our quarterly reports on Form 10-Q for the quarters ended March 31, 2003, as amended, June 30, 2003, as amended, and September 30, 2003 (File No. 000-20117).

     (3) A description of our common stock contained in our registration statement on Form 8-A effective June 18, 2001 (File No. 000-20117), and a description of our preferred stock purchase rights contained in our registration statement on Form 8-A effective January 3, 2002 (File No. 000-20117).

     (4) Our current reports on Form 8-K dated January 7, 2003, January 30, 2003, February 6, 2003, February 26, 2003, March 6, 2003 (as amended by the current report on Form 8-K/A filed April 2, 2003), April 11, 2003, April 23, 2003, April 23, 2003 (as amended by the current report on Form 8-K/A filed July 3, 2003), May 16, 2003, June 3, 2003, June 20, 2003, August 5, 2003, August 20,
2003, September 11, 2003 and October 9, 2003 (File No. 000-20117).

     All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     This prospectus incorporates documents by reference that are not delivered herewith. Copies of these documents, other than the exhibits thereto (unless such exhibits are specifically incorporated by reference in such documents), are available upon written or oral request, at no charge, from us. Requests for such copies should be directed to Stephen L. Mueller, Vice-President, Finance and Administration, Secretary and Treasurer, at 6700 West Loop South, 4th Floor, Bellaire, Texas 77401, or at (713) 796-8822.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, including our financial statements and related notes, before deciding to invest in our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of the offered securities could decline and you could lose all or part of the money you paid to buy our common stock.

RISKS RELATED TO OUR BUSINESS, INDUSTRY AND STRATEGY

  THERE IS UNCERTAINTY IN THE DEVELOPMENT OF OUR PRODUCTS AND IF WE DO NOT SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS, WE WILL NOT BE PROFITABLE.

     In November 2000, we began to market our first product, Argatroban, through our agreement with GSK. However, the royalties produced to date by Argatroban have not made us profitable. To date, the majority of our resources have been dedicated to the research and development of Argatroban and other small molecule drugs for certain vascular and related inflammatory diseases. The commercial applications of our product candidates will require further investment, research, development, preclinical and clinical testing and regulatory approvals, both foreign and domestic. We cannot assure you that we will be able to develop, produce at reasonable cost, or market successfully, any of our product candidates. Further, these product candidates may require complex delivery systems that may prevent or limit their commercial use. All of our products will require regulatory approval before they may be commercialized. Products, if any, resulting from our research and development programs other than Argatroban are not expected to be commercially available for a number of years, and we cannot assure you that any successfully developed products will generate substantial revenues or that we will ever be profitable.

  WE HAVE A HISTORY OF OPERATING AND NET LOSSES AND WE MAY NEVER BECOME PROFITABLE.

     We have been unprofitable to date and expect to incur operating losses for the next several years as we invest in product research and development, preclinical and clinical testing, regulatory compliance and commercialization. At September 30, 2003, we had an accumulated deficit of approximately $174.7 million, and for the fiscal years ended December 31, 2002, 2001 and 2000 we have incurred net losses of approximately $23.5 million, $19.1 million and $5.7 million, respectively. We will require substantial additional funding to complete the research and development of our product candidates, to establish commercial scale manufacturing facilities, if necessary, to fund $6 million in required future payments to ICOS and to market our products. To become profitable, we, either alone or with our collaborators, must successfully develop, manufacture and market our product candidates, or continue to identify, develop, acquire, manufacture and market other new product candidates. We may never have any significant revenues or become profitable.

  IF WE ARE UNABLE TO RAISE ADDITIONAL CAPITAL WHEN NEEDED, WE WILL BE UNABLE TO CONDUCT OUR OPERATIONS AND DEVELOP OUR POTENTIAL PRODUCTS.

     We have financed our research and development activities and other operations primarily through public and private offerings of our common stock and from funds received through our development and funding collaborations, research agreements and partnerships. We also have received royalty revenue from sales of Argatroban. We have not conducted any equity offerings since 2000, and we have relied on our cash balances from prior offerings and our revenues to fund our operations, with the result that our cash balance has decreased in 2003. As of September 30, 2003, we had cash, cash equivalents and investments in marketable securities of approximately $47.7 million.

     We expect to continue to incur substantial research and development expenditures as we design and develop biopharmaceutical products for the prevention and treatment of cardiovascular and other diseases. We also anticipate that our operating expenses will increase in subsequent years because:

     - we expect to incur significant expenses in conjunction with additional clinical trial costs for sitaxsentan and research and clinical trial costs for development of bimosiamose and expect to begin to incur costs for clinical trials related to additional compounds; and

     - we expect to incur additional costs in future periods related to Argatroban in complying with ongoing FDA requirements and possible clinical trial expenditures for additional therapeutic indications.

     We anticipate that our existing capital resources and other revenue sources, should be sufficient to fund our cash requirements through the end of the third quarter of 2004. We also anticipate that we will need to secure additional funds to continue the required levels of research and development to complete the development and submit an NDA for sitaxsentan and to reach our other current long-term goals. We anticipate that the NDA submission may occur between the end of year 2004 and first quarter of 2005. We intend to seek such additional funding through collaborative arrangements and/or through public or private financings, if required. Our strategy for managing our capital requirements includes seeking to license rights to sitaxsentan for select markets, while preferably retaining North American rights. We cannot assure you that such funding or licensing arrangements will be available on acceptable terms. As we review our research and development programs, we may also consider various measures to reduce our costs in order to effectively utilize our capital resources. In early 2003, we implemented changes to reduce our operating costs, including reducing our research and administration staff. If we are unable to successfully access additional funding, we may be forced to take further cost reduction measures. These adjustments may include scaling back, delaying or terminating one or more research or development programs, curtailing capital expenditures or reducing business development and other operating activities. We may also consider seeking collaborators for our product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available or relinquishing, licensing or otherwise disposing of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on terms that are less favorable than might otherwise be available.

  OUR DECISION TO CONTINUE TO DEVELOP AND GLOBALLY COMMERCIALIZE ENDOTHELIN-A RECEPTOR ANTAGONISTS WITHOUT ICOS COULD ADVERSELY AFFECT OUR FINANCIAL POSITION AND OUR COMMERCIAL PROSPECTS.

     In June of 2000, we entered into an agreement with ICOS to form ELP to develop and globally commercialize endothelin-A receptor antagonists. In April of 2003, we purchased ICOS' share of ELP for $4 million paid at closing, and $4 million and $2 million to be paid 12 and 18 months after closing, respectively, plus interest. ICOS concluded its participation in the endothelin development program as part of its commitment to focusing ICOS' development efforts on its other drug candidates. As a result, we are currently responsible for all costs and expenses of ELP, and our endothelin development program, incurred after December 31, 2002. These costs and expenses will be significant and we will need to raise additional funding or find a suitable collaborator to continue the development and commercialization of endothelin-A receptor antagonists, including sitaxsentan and TBC3711.

     Liver and fetal abnormalities have previously been recognized as complications related to the endothelin antagonist class of drug. Fetal abnormalities with respect to this class of drug have been detected in animal studies. Liver abnormalities in the STRIDE trial reversed in all cases with discontinuation of the drug. The most frequent adverse events that occurred in patients receiving sitaxsentan and that were more common than in placebo-treated patients, were headache, peripheral edema, nasal congestion and dizziness. We have initiated STRIDE 2, a pivotal Phase III trial in PAH. In June 2003, we received a Special Protocol Assessment from the FDA confirming that STRIDE 2, together with the results of STRIDE 1 and planned supportive trials will be sufficient for filing an NDA.

     We cannot assure you that similar liver abnormalities will not occur in STRIDE 2 or other clinical studies related to our endothelin development program or in commercial usage after approval. If we are unable to clearly demonstrate that sitaxsentan does not provide an acceptable risk-benefit profile as compared to currently approved therapies, we are not likely to receive regulatory approval to market sitaxsentan, which could prevent us from generating meaningful revenue or achieving profitability.

  WE MAY EXPERIENCE SIGNIFICANT FLUCTUATIONS IN OUR OPERATING RESULTS.

     We have historically experienced, and expect to continue to experience for the foreseeable future, significant fluctuations in our operating results. These fluctuations are due to a number of factors, many of which are outside of our control, and may result in volatility of our stock price. Future operating results will depend on many factors, including:

     - demand for our products;

     - regulatory approvals for our products;

     - the timing of the introduction and market acceptance of new products by us or competing companies; and

     - the timing and magnitude of certain research and development expenses.

  WE FACE SUBSTANTIAL COMPETITION THAT MAY RESULT IN OTHERS DEVELOPING AND COMMERCIALIZING PRODUCTS MORE SUCCESSFULLY THAN WE DO.

     The biopharmaceutical industry is highly competitive. Our success will depend on our ability to develop products and apply technology and to establish and maintain a market for our products. Potential competitors in the U.S. and other countries include major pharmaceutical and chemical companies, specialized biotechnology firms, universities and other research institutions. Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing and financial resources than we do. Accordingly, our competitors may develop products or other novel technologies that are more effective, safer or less costly than any that have been or are being developed by us or may obtain FDA approval for products more rapidly than we are able.

     We have significant competition for Argatroban for the treatment of HIT. The products that compete with Argatroban include:

     - Refludan(R), which was approved by the FDA in 1997 for the treatment of HIT;

     - Orgaran(R), which is a low molecular weight heparinoid that has been approved for the treatment of deep vein thrombosis, but is believed to be used without an approved indication ("off-label") for the treatment of HIT in the U.S.; and

     - Angiomax(R), which is approved for use in the U.S. as an anticoagulant in patients with unstable angina undergoing percutaneous transluminal coronary angioplasty.

     We may also face competition for Argatroban in indications other than HIT, when and if such indications are approved by the FDA, including:

     - Revasc(R), which is used in the treatment of deep vein thrombosis following hip surgery and has received regulatory approval in Europe;

     - Angiomax(R), which is in Phase III clinical trials for acute coronary syndromes and conducting clinical trials in HIT patients;

     - Arixtra(R), which is approved for the prevention of deep vein thrombosis and pulmonary embolism; and

     - Melagatran, which is being developed as a treatment for deep vein thrombosis and is in Phase III trials.

     A number of companies, including Abbott Laboratories and Myogen, Inc., have endothelin (also referred to as ET(A)) receptor selective antagonist compounds in clinical development, which will be in competition with sitaxsentan. Myogen has begun a Phase IIa trial for its ET(A) compound in PAH. Several companies have non-selective endothelin antagonists in development. Actelion Ltd., a biotechnology company located in Switzerland, and Genentech, Inc. received approval from the FDA to market Tracleer(R) (bosentan) for the treatment of PAH during 2001. In addition to endothelin antagonists, Pfizer is conducting a Phase II trial in the use of Viagra(R) in PAH. If phosphodiesterase 5 inhibitors demonstrate a benefit in PAH patients, we believe they will be used as additive therapy with endothelin antagonists.

     We cannot assure you that technological development by others will not render our products or product candidates uncompetitive or that we will be successful in establishing or maintaining technological competitiveness.

  WE ARE DEPENDENT ON THIRD PARTIES TO FUND, MARKET AND DEVELOP OUR PRODUCTS, INCLUDING ARGATROBAN.

     We rely on strategic relationships with our corporate partners to provide the financing, marketing and technical support and, in certain cases, the technology necessary to develop and commercialize certain of our product candidates. We have entered into an agreement with Mitsubishi Pharma Corporation, also referred to as Mitsubishi, to license rights and technology relating to Argatroban in the U.S. and Canada for specified therapeutic indications. Either party may terminate the Mitsubishi agreement on 60 days notice if the other party defaults on its material obligations under the agreement, declares bankruptcy or becomes insolvent, or if a substantial portion of its property is subject to levy. Unless terminated sooner due to the above-described termination provisions, the agreement with Mitsubishi expires on the later of the termination of patent rights in a particular country or 20 years after the first commercial sale of products in a particular country. If our agreement with Mitsubishi is terminated, we will lose all rights to Argatroban including our right to receive revenues from the sale of Argatroban, which would have a material adverse effect on our business and financial condition.

     We also entered into an agreement with GSK in 1997 whereby we granted an exclusive sublicense to GSK relating to the continued development and commercialization of Argatroban. This agreement provides for the payment of royalties and certain milestone payments upon the completion of various regulatory filings and receipt of regulatory approvals. The agreement generally terminates on a country-by-country basis upon the earlier of the termination of our rights under the agreement with Mitsubishi, the expiration of applicable patent rights, or in the case of certain royalty payments, the introduction of a substantial competitor for Argatroban by another pharmaceutical company. GSK also has the right to terminate the agreement on a country by country basis by giving us at least three months written notice based on a reasonable determination by GSK that the commercial profile of the therapeutic indication in question would not justify continued development or marketing in that country. In addition, either we or GSK may terminate our agreement on 60 days notice if the other party defaults on its obligations under the agreement, declares bankruptcy or becomes insolvent. If our agreement with GSK is terminated, we will no longer receive royalties from GSK's sales of Argatroban and we may experience delays and incur expenses in attempting to commercialize Argatroban.

     As previously discussed, we entered into a worldwide research collaboration and license agreement to discover, develop and commercialize VLA-4 antagonists with Schering-Plough. Under the terms of the agreement, Schering-Plough obtained the exclusive worldwide rights to develop, manufacture and market all compounds from our library of VLA-4 antagonists, as well as the rights to a second integrin antagonist. We are responsible for optimizing a lead compound and additional follow-on compounds. Schering-Plough is supporting our research and reimburses us for costs associated with the worldwide product development program and commercialization of the compound. In addition to reimbursing research costs, Schering-Plough paid an upfront license fee and will pay development milestones and royalties on product sales resulting from the agreement. Total payments to us for both the VLA-4 and an additional program, excluding royalties, could reach $87.0 million. Although we and Schering-Plough have recently agreed to extend the agreement for another year, through June 2004, Schering-Plough can terminate the research program upon 180 days written notice to us. If this agreement is terminated, we will lose Schering-Plough's funding for the research costs in addition to development milestones and royalties on product sales resulting from the agreement.

     Our success will depend on these and any future strategic alliances. We cannot assure you that we will satisfy the conditions required to obtain additional research or milestone payments under the existing agreements or that we can prevent the termination of these agreements. We also cannot assure you that we will be able to enter into future strategic alliances on acceptable terms. The termination of any existing strategic alliances or the inability to establish additional collaborative arrangements may limit our ability to develop our technology and may have a material adverse effect on our business and financial condition.

  IF REVOTAR IS UNABLE TO OBTAIN ADDITIONAL FUNDING, INCLUDING THE ADDITIONAL FUNDING THAT WE ARE OBLIGATED TO PROVIDE, WE MAY LOSE OUR RIGHTS TO COMMERCIALIZE BIMOSIAMOSE.

     Revotar is developing a selectin antagonist, bimosiamose, for the treatment of asthma and psoriasis. Currently, Revotar has exclusive worldwide rights to bimosiamose for the treatment of asthma and other inflammatory indications as well as rights outside of North America for topical indications. We have exclusive worldwide rights for the use of bimosiamose in organ transplant as well as exclusive North American rights to all topical indications. In 2002, we and the other stockholders of Revotar executed an agreement to provide approximately $4.5 million in unsecured loans, of which our commitment was approximately $3.4 million. Under the loan agreement, we advanced approximately $1.2 million to Revotar during 2002. We are not obligated to advance any funds to Revotar in excess of our $3.4 million commitment, and we have no present intention of advancing any other funds to Revotar in excess of such commitment. We believe that Revotar's existing funds, the remaining commitments under the loan agreement and proceeds under German government scientific grants will be sufficient to fund Revotar into the first quarter of 2004. In order to continue to operate beyond that time, Revotar will need to seek additional funding through collaborative arrangements and/or through public or private financings in the future. We cannot assure you that such funding will be available on acceptable terms. If Revotar is unable to obtain additional funding, Revotar will no longer be able to continue its operations, and may have to consider various methods of maximizing shareholder value, including the sale or liquidation of its assets to its stockholders or third parties.

RISKS RELATING TO CLINICAL AND REGULATORY MATTERS

  THE REGULATORY APPROVAL PROCESS IS COSTLY AND LENGTHY AND WE MAY NOT BE ABLE TO SUCCESSFULLY OBTAIN ALL REQUIRED REGULATORY APPROVALS.

     The preclinical development, clinical trials, manufacturing, marketing and labeling of pharmaceuticals are all subject to extensive regulation by numerous governmental authorities and agencies in the U.S. and other countries. We must obtain regulatory approval for each of our product candidates before marketing or selling any of them. It is not possible to predict how long the approval processes of the FDA or any other applicable federal, state or foreign regulatory authority or agency for any of our products will take or whether any such approvals ultimately will be granted. Positive results in preclinical testing and/or early phases of clinical studies offer no assurance of success in later phases of the approval process. Generally, preclinical and clinical testing of products can take many years, and require the expenditure of substantial resources, and the data obtained from these tests and trials can be susceptible to varying interpretation that could delay, limit or prevent regulatory approval. For example, we licensed rights to Argatroban in 1993, and incurred costs, including preclinical research studies and clinical trials costs of approximately $43 million prior to its approval by the FDA in June 2000. Any delay in obtaining, or failure to obtain, approvals could adversely affect the marketing of our products and our ability to generate product revenue.

     The risks associated with the approval process include:

     - delays or rejections in the regulatory approval process based on the failure of clinical or other data to meet expectations, or the failure of the product to meet a regulatory agency's requirements for safety, efficacy and quality;

     - regulatory approval, if obtained, may significantly limit the indicated uses for which a product may be marketed; and

     - reliance on FDA guidance in our development plans.

  OUR CLINICAL TRIALS COULD TAKE LONGER TO COMPLETE AND COST MORE THAN WE EXPECT, WHICH MAY RESULT IN OUR DEVELOPMENT PLANS BEING SIGNIFICANTLY DELAYED.

     We will need to conduct clinical studies of all of our product candidates; these studies are costly, time consuming and unpredictable. Any unanticipated costs or delays in our clinical studies could cause us to expend substantial additional funds or to delay or modify our plans significantly, which would harm our business, financial condition and results of operations. The factors that could contribute to such cost, delays or modifications include:

     - the cost of conducting human clinical trials for any potential product. These costs can vary dramatically based on a number of factors, including the order and timing of clinical indications pursued and the development and financial support from corporate partners; and

     - intense competition in the pharmaceutical market, which may make it difficult for us to obtain sufficient patient populations or clinician support to conduct our clinical trials as planned. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, competing clinical trials and new drugs approved for the conditions we are investigating. Other companies are conducting clinical trials and have announced plans for future trials that are seeking or likely to seek patients with the same diseases as those we are studying. Competition for patients in cardiovascular disease trials is particularly intense because of the limited number of leading cardiologists and the geographic concentration of major clinical centers. Our Phase III clinical trial program for sitaxsentan, STRIDE 2, will include a placebo control group, which may also decrease the pace of enrollment compared to our Phase II trial. As a result of all of these factors, our trials may take longer to enroll patients than we anticipate.

  EVEN IF WE OBTAIN MARKETING APPROVAL, OUR PRODUCTS WILL BE SUBJECT TO ONGOING REGULATORY OVERSIGHT, WHICH MAY AFFECT THE SUCCESS OF OUR PRODUCTS.

     Any regulatory approvals that we receive for a product may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for potentially costly post-marketing follow-up Phase IV studies. After we obtain marketing approval for any product, the manufacturer and the manufacturing facilities for that product will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. The subsequent discovery of previously unknown problems with the product or with the manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. We have not incurred any material expenses related to the post-marketing review of Argatroban; however, it is likely that post-marketing expenses for sitaxsentan could be more significant than those incurred with Argatroban.

     If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

RISKS RELATED TO ONGOING OPERATIONS

  WE ARE DEPENDENT ON QUALIFIED PERSONNEL.

     Our success is highly dependent on our ability to attract and retain qualified scientific and management personnel. The loss of the services of the principal members of our management and scientific staff including Bruce D. Given, M.D., our President and Chief Executive Officer, and Richard A. F. Dixon, Ph.D., our Senior Vice President, Research and Chief Scientific Officer, may impede our ability to bring products to market. Drs. Given and Dixon, as well as other members of our management team and scientific staff, have employment agreements with us, which provide for initial one-year terms that renew automatically for successive additional one-year periods unless either party provides notice at least sixty days before the scheduled expiration. We do not maintain key person insurance on any members of our management team and scientific staff. Our success is also dependent on our maintaining and expanding our personnel as needs arise in the areas of research, clinical trial management, manufacturing, sales and marketing in order to commercial-ize products. We face intense competition for such personnel from other companies, academic institutions, government entities and other organizations. We cannot assure you that we will be successful in hiring or retaining qualified personnel. Managing the integration of new personnel and our growth in general could pose significant risks to our development and progress.

     We also rely on consultants and advisors to assist us in formulating our research and development strategy. All our consultants and advisors are either self-employed or employed by other organizations, and they may have other commitments such as consulting or advisory contracts with other organizations that may affect their ability to contribute to us.

  THE HAZARDOUS MATERIAL WE USE IN OUR RESEARCH AND DEVELOPMENT COULD RESULT IN SIGNIFICANT LIABILITIES, WHICH MAY EXCEED OUR INSURANCE COVERAGE.

     Our research and development activities involve the use of hazardous materials. While we believe that we are currently in substantial compliance with federal, state and local laws and regulations governing the use of these materials, accidental injury or contamination may occur. Any such accident or contamination could result in substantial liabilities, which could exceed our financial resources or not be covered by our general liability insurance, which has a policy limit of $7 million. Additionally, the cost of compliance with environmental and safety laws and regulations may increase in the future.

  WE MAY BE SUED FOR PRODUCT LIABILITY, WHICH MAY PREVENT OR INTERFERE WITH THE DEVELOPMENT OR COMMERCIALIZATION OF OUR PRODUCTS.

     Because our products and product candidates are new treatments, with limited, if any, past use on humans, serious undesirable and unintended side effects may arise. We may be subject to product liability claims that are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. These claims could expose us to significant liabilities that could prevent or interfere with the development or commercialization of our products and seriously impair our financial position. Product liability insurance is generally expensive for biopharmaceutical companies such as ours. We maintain product liability insurance in various countries with policy limits of up to $5 million for claims arising from the use of our products in clinical trials prior to FDA approval. Under the agreements with Mitsubishi and GSK, we also maintain product liability insurance with a policy limit of $10 million to cover claims that may arise from the sale of Argatroban. Our existing coverage will not be adequate as we further develop products and as sales of Argatroban continue. We cannot assure you that we will be able to maintain our existing insurance coverage or obtain additional coverage on commercially reasonable terms for liability arising from the use or sale of our other products in the future. Also, this insurance coverage and our resources may not be sufficient to satisfy any liability resulting from product liability claims and a product liability claim may have a material adverse effect on our business, financial condition or results of operations.

RISKS RELATING TO PRODUCT MANUFACTURING AND SALES

  WE HAVE VERY LIMITED MANUFACTURING, MARKETING AND SALES EXPERIENCE.

     We have very limited manufacturing, marketing and product sales experience. If we develop any additional commercially marketable products, we cannot assure you that contract manufacturing services will be available in sufficient capacity to supply our product needs on a timely basis. If we decide to build or acquire commercial scale manufacturing capabilities, we will require additional management and technical personnel and additional capital.

     If in the future, we decide to perform sales and marketing activities ourselves, we would face a number of additional risks, including:

     - we may not be able to attract and build a significant marketing or sales force;

     - the cost of establishing a marketing or sales force may not be justifiable in light of product revenues; and

     - our direct sales and marketing efforts may not be successful.

  WE CANNOT ASSURE YOU THAT THE RAW MATERIALS NECESSARY FOR THE MANUFACTURE OF OUR PRODUCTS WILL BE AVAILABLE IN SUFFICIENT QUANTITIES OR AT A REASONABLE COST.

     Complications or delays in obtaining raw materials or in product manufacturing could delay the submission of products for regulatory approval and the initiation of new development programs, each of which could materially impair our competitive position and potential profitability. We cannot assure you that we will be able to enter into any other supply arrangements on acceptable terms, if at all.

  WE ARE DEPENDENT ON A SINGLE SUPPLIER OF ARGATROBAN.

     At the present time, Mitsubishi is the only supplier of Argatroban in bulk form. Mitsubishi has entered into a supply agreement with GSK to supply Argatroban in bulk to meet GSK's and our needs. Should Mitsubishi fail during any consecutive nine-month period to supply GSK with at least 80 percent of its requirements, and such requirements cannot be satisfied by existing inventories, the supply agreement with Mitsubishi provides for the nonexclusive transfer of the production technology to GSK. However, in the event Mitsubishi terminates supplying Argatroban or defaults in its supply commitment, we cannot assure you that GSK will be able to commence manufacturing of Argatroban in a timely manner or that alternate sources of bulk Argatroban will be available at reasonable cost, if at all. If GSK cannot commence the manufacturing of Argatroban or alternate sources of supply are unavailable or are not available on commercially reasonable terms, it could harm our profitability. In addition, finishing and packaging has only been arranged with one manufacturing facility in the U.S. GSK has informed us that they will be finishing and packaging in a GSK facility sometime in the future.

  OUR PRODUCTS, EVEN IF APPROVED BY THE FDA OR FOREIGN REGULATORY AGENCIES, MAY NOT BE ACCEPTED BY HEALTH CARE PROVIDERS, INSURERS OR PATIENTS.

     If any of our products, including Argatroban, after receiving FDA or other foreign regulatory approval, fail to achieve market acceptance, our ability to become profitable in the future will be adversely affected. We believe that market acceptance will depend on our ability to provide acceptable evidence of safety, efficacy and cost effectiveness. In addition, market acceptance depends on the effectiveness of our marketing strategy and the availability of reimbursement for our products.

  THE SUCCESSFUL COMMERCIALIZATION OF OUR PRODUCTS IS DEPENDENT ON PHARMACEUTICAL PRICING AND THIRD-PARTY REIMBURSEMENT.

     In recent years, there have been numerous proposals to change the health care system in the United States. Some of these proposals have included measures that would limit or eliminate payments for medical procedures and treatments or subject the pricing of pharmaceuticals to government control. In addition, government and private third-party payors are increasingly attempting to contain health care costs by limiting both the coverage and the level of reimbursement of drug products. Consequently, the reimbursement status of newly approved health care products is highly uncertain, and we cannot assure you that third-party coverage will be available or that available third-party coverage will enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Our long-term ability to market products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatment will be available. Third-party payors are increasingly challenging the prices of medical products and services. Furthermore, inadequate third-party coverage may reduce market acceptance of our products. Significant changes in the health care system in the United States or elsewhere could have a material adverse effect on our business and financial performance.

     Sitaxsentan belongs to a class of drug called endothelin antagonists, which may cause liver and fetal abnormalities. Tracleer(R) (bosentan), a product of Actelion, Inc., also belongs to this class of drug, and the FDA, as a condition for the approval of Tracleer(R), required that Actelion distribute Tracleer(R) via a limited access program. A limited access program is a distribution system which seeks to manage the post marketing risk of an approved medication through:
(i) limited distribution of the medication through a number of specialty distributor pharmacies; (ii) registration of all practitioners prescribing the medication; (iii) registration of all patients receiving the medication; (iv) written certification by the practitioner that the medication is being prescribed for a medically appropriate use; (v) review of safety warnings with the patient by the practitioner; and (vi) an ongoing comprehensive program to monitor, collect, track and report adverse event and other safety related information from patients receiving the medication. We believe that since sitaxsentan belongs to the same class of drug as Tracleer(R), the FDA will require that sitaxsentan be distributed though a limited access program that may make patient access and reimbursement more difficult.

RISKS RELATING TO INTELLECTUAL PROPERTY

  WE MAY NOT BE ABLE TO PROTECT PROPRIETARY INFORMATION AND OBTAIN PATENT PROTECTION.

     We actively seek patent protection for our proprietary technology, both in the U.S. and in other areas of the world. However, the patent positions of pharmaceutical and biotechnology companies, including us, are generally uncertain and involve complex legal, scientific and factual issues. Intellectual property is an uncertain and developing area of the law that is potentially subject to significant change. Our success will depend significantly on our ability to:

     - obtain patents;

     - protect trade secrets;

     - operate without infringing upon the proprietary rights of others; and

     - prevent others from infringing on our proprietary rights.

     We cannot assure you that patents issued to or licensed by us will not be challenged, invalidated or circumvented, or that the rights granted will provide competitive advantages to us. We cannot assure you that our patent applications or pending patent applications, if and when issued, will be valid and enforceable and withstand litigation. We cannot assure you that others will not independently develop substantially equivalent, generic equivalent or superseding proprietary technology or that an equivalent product will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. We may experience a significant delay in obtaining patent protection for our products as a result of a substantial backlog of pharmaceutical and biotechnology patent applications at the U.S. Patent and Trademark Office, also referred to as the PTO. Other competitors may have filed or maintained patent applications for technology used by us or covered by pending applications. In addition, patent protection, even if obtained, is affected by the limited period of time for which a patent is effective.

     GSK currently markets Argatroban and enjoys market exclusivity pursuant to the Waxman/Hatch Act that provides protection from competition until June 30, 2005. We have received a formal written request from the FDA to conduct a study with Argatroban in pediatric patients. Upon completion of this study, we will be eligible for an additional six months of market exclusivity. The composition of matter patent on Argatroban has expired. Argatroban is currently marketed in a formulation that is covered under a formulation patent that expires in 2010. Following expiration of Waxman/Hatch protection, it is possible that generic manufacturers may be able to produce Argatroban without violating the formulation or process patents.

     We could also incur substantial costs in filing and prosecuting patent claims, in defending any patent infringement suits or in asserting any patent rights, including those granted by third parties, in a suit with another party. The PTO could institute interference proceedings involving us in connection with one or more of our patents or patent applications, and such proceedings could result in an adverse decision as to priority of invention. The PTO or a comparable agency in a foreign jurisdiction could also institute re-examination or opposition proceedings against us in connection with one or more of our patents or patent applications and such proceedings could result in an adverse decision as to the validity or scope of the patents. As of the date of this prospectus, there are no suits, interference proceedings, re-examination proceedings or opposition proceedings, pending or, to our knowledge, threatened against us, with respect to patents issued to or licensed by us or with respect to any patent applications filed by us.

     We may be required to obtain licenses to patents or other proprietary rights from third parties. We cannot assure you that any licenses required under any patents or proprietary rights would be made available on acceptable terms, if at all. If we are unable to obtain required licenses, we could encounter delays in product introductions while we attempt to design around blocking patents, or we could find that the development, manufacture or sale of products requiring such licenses could be foreclosed.

  WE RELY ON COMPOUNDS AND TECHNOLOGY LICENSED FROM THIRD PARTIES AND TERMINATION OF ANY OF THOSE LICENSES WOULD RESULT IN THE LOSS OF SIGNIFICANT RIGHTS.

     We have entered into an agreement with Mitsubishi to license Mitsubishi's rights and technology relating to Argatroban and to license Mitsubishi's own proprietary technology developed with respect to Argatroban. Under the agreement, Mitsubishi has the right to bring any suit or action for infringement of the patent rights granted thereunder; provided, however, if Mitsubishi fails to take action with respect to any infringement, we have the right the bring any appropriate suit or action against the infringer based upon any patent with the patent rights granted thereunder that has a claim that specifically covers a licensed product. The agreement provides us an exclusive license to use and sell Argatroban in the U.S. and Canada for all cardiovascular, renal, neurological and immunological purposes other than use for the coating of stents. We are required to pay Mitsubishi specified royalties on net sales of Argatroban by us and our sublicensees after its commercial introduction in the U.S. and Canada. During 2000, we signed an additional agreement with Mitsubishi that provides us with royalties on sales of Argatroban in certain European countries, up to a total of $5.0 million in milestones for the development of ischemic stroke and certain other provisions. During 2001, we received $2.0 million of these milestones less certain Japanese withholding taxes. Additional milestones are dependent on further development of Argatroban in the indication of ischemic stroke. During 2002, we completed a Phase II human clinical trial for Argatroban as a monotherapy treatment for acute ischemic stroke. The clinical trial met the primary safety endpoint and showed positive results in the secondary safety endpoint. In light of a lack of an overall efficacy trend and the high risk and high costs associated with stroke trials, it is unlikely that we will proceed independently with a full Phase III program. Either party may terminate the agreement with Mitsubishi on 60 days notice if the other party defaults in its material obligations under the agreement, declares bankruptcy or becomes insolvent, or if a substantial portion of its property is subject to levy. We are currently in compliance with respect to the material obligations under the agreement. Unless terminated sooner, the agreement with Mitsubishi expires on the later of termination of patent rights in a particular country or 20 years after first commercial sale of products in a particular country. If our agreement with Mitsubishi is terminated, we will lose the rights to Argatroban including our right to receive revenues from the sale of Argatroban, which would have a material adverse effect on our business and financial condition.

  IF WE ARE UNABLE TO KEEP OUR TRADE SECRETS CONFIDENTIAL, OUR TECHNOLOGY AND INFORMATION MAY BE USED BY OTHERS TO COMPETE AGAINST US.

     We rely significantly on trade secrets, know-how and continuing technological advancement to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with our employees and consultants, which contain assignment of invention provisions. Notwithstanding these agreements, others may gain access to these trade secrets, such agreements may not be honored and we may not be able to protect effectively our rights to our unpatented trade secrets. Moreover, our trade secrets may otherwise become known or independently developed by our competitors.

RISKS RELATED TO OUR COMMON STOCK OUTSTANDING

  OUR STOCK PRICE IS VOLATILE.

     The stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies. In particular, the market price of our common stock, like that of the securities of other biopharmaceutical companies, has been and may be highly volatile. During the period from November 1, 2001 to November 1, 2003, our stock price has ranged from a low of $0.76 per share (on February 20, 2003) to a high of $7.20 per share (on December 14, 2001). Further information regarding the trading price of our common stock is included in Item 5 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2002. Factors such as announcements concerning technological innovations, new commercial products or procedures by us or our competitors, proposed governmental regulations and developments in both the U.S. and foreign countries, disputes relating to patents or proprietary rights, publicity regarding actual or potential medical results relating to products under development by us or our competitors, public concern as to the safety of biotechnology products, and economic and other external factors, as well as period-to-period fluctuations of financial results, may have a significant effect on the market price of our common stock.

     From time to time, there has been limited trading volume with respect to our common stock. In addition, we cannot assure you that there will continue to be a trading market or that any securities research analysts will continue to provide research coverage with respect to our common stock. It is possible that such factors will adversely affect the market for our common stock.

  ISSUANCE OF SHARES IN CONNECTION WITH FINANCING TRANSACTIONS OR UNDER STOCK PLANS AND OUTSTANDING WARRANTS WILL DILUTE CURRENT STOCKHOLDERS.

     Pursuant to our stock plans, our management is authorized to grant stock awards to our employees, directors and consultants. In addition, we also have warrants outstanding to purchase shares of our common stock. You will incur dilution upon exercise of any outstanding stock awards or warrants. In addition, if we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

  THE NUMBER OF SHARES OF OUR COMMON STOCK ELIGIBLE FOR FUTURE SALE, INCLUDING WARRANTS, WHICH ARE CURRENTLY EXERCISABLE, COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR STOCK.

     As of the date of this prospectus, we have reserved approximately 7.1 million shares of common stock for issuance under outstanding options and warrants. Approximately 7.0 million of these shares of common stock are registered for sale or resale on currently effective registration statements, and the holders of substantially all of the remaining shares of common stock are entitled to registration rights. The issuance of a significant number of shares of common stock upon the exercise of stock options and warrants, or the sale of a substantial number of shares of common stock under Rule 144 or otherwise, could adversely affect the market price of the common stock.

  CERTAIN ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION AND DELAWARE LAW AND OUR RIGHTS PLAN, AND SEVERANCE PROVISIONS OF OUR EMPLOYMENT AGREEMENTS MAY DETER OR PREVENT A CHANGE IN CONTROL OF OUR COMPANY AND RESULT IN THE ENTRENCHMENT OF MANAGEMENT, EVEN IF THAT CHANGE WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

     Our Certificate of Incorporation and Section 203 of the Delaware General Corporation Law contain certain provisions that may delay or prevent an attempt by a third party to acquire control of us. These provisions in our Certificate of Incorporation include:

     - authorizing the issuance of "blank check" preferred stock;

     - limiting the ability of stockholders to call a special meeting of stockholders by requiring the written request of the holders of at least 51% of our outstanding common stock; and

     - establishing advance notice requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon at stockholder meetings.

We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder.

     In January 2002, we adopted a Rights Plan that may delay or prevent such attempt by a third party to acquire control of us without obtaining our agreement to redeem the rights; if our agreement to redeem the rights is not obtained, the third party would suffer substantial dilution. In addition, the severance provisions of employment agreements with certain members of management could impede an attempted change of control by a third party and result in the entrenchment of management. These provisions include:

     - the lump-sum payment to certain members of our management team of up to one year's annual base salary and a prorata bonus in the event of a termination by us without "cause" or by the management team member for "good reason;"

     - the continued vesting and exercisability of all stock options and restricted stock during specified periods after the termination by us without "cause" or by the management team member for "good reason;"

     - the lump-sum payment to certain members of our management team of up to three year's annual base salary and bonus in the event of a termination within two years of a "change in control" of us;

     - gross-up payments for certain income taxes on lump-sum payments; and

     - the continuation of certain other benefits for periods of up to three years.

     In the event of the termination of all of these members of management within two years of a "change in control" of us, the base salary and annual bonus portions of these employment agreements would aggregate approximately $4.9 million at the current rate of compensation.

                                USE OF PROCEEDS

     Unless we inform you otherwise in the prospectus supplement or any pricing supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes. These purposes may include capital expenditures, working capital, repayment or refinancing of indebtedness, acquisitions and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of short-term indebtedness.

                                    DILUTION

     Our net tangible book value at September 30, 2003 was $0.82 per share of common stock. Net tangible book value per share of common stock is determined by dividing our tangible net worth, which is tangible assets less liabilities, by the total number of shares of our common stock outstanding. If we offer shares of our common stock, purchasers of our common stock in that offering may experience immediate dilution in net tangible book value per share. The prospectus supplement relating to an offering of shares of our common stock will set forth the information regarding any dilutive effect of that offering.

                          DESCRIPTION OF CAPITAL STOCK

     The total number of shares of all classes of stock that we have authority to issue is 80,000,000, consisting of 75,000,000 shares of common stock, par value $.005 per share, and 5,000,000 shares of preferred stock, par value $.005 per share. We had 44,638,866 shares of common stock outstanding as of November 13, 2003.

     In the discussion that follows, we have summarized selected provisions of our certificate of incorporation and our bylaws relating to our capital stock. You should read our certificate of incorporation and bylaws as currently in effect for more details regarding the provisions we describe below and for other provisions that may be important to you. We have filed copies of those documents with the SEC, and they are incorporated by reference as exhibits to the registration statement. Please read "Where You Can Find More Information."

COMMON STOCK

     The holders of common stock are entitled to one vote per share on all matters voted on by our stockholders, including the election of directors, except as may, in the future, be provided in any resolutions adopted by our board of directors with respect to any series of preferred stock. Except as otherwise required by law or provided in any resolution adopted by our board of directors with respect to any series of preferred stock, the holders of shares of common stock exclusively possess all voting power of our stockholders. Subject to any preferential rights of any outstanding series of preferred stock, the holders of common stock are entitled to those dividends as may be declared from time to time by our board of directors from funds available for dividends and, upon liquidation, are entitled to receive pro rata all of our assets available for distribution to our stockholders.

PREFERRED STOCK

     Our board of directors is authorized to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the powers, designation, preferences and rights of each series and the qualifications, limitations or restrictions of each series.

     The authorized shares of preferred stock, as well as shares of common stock, are available for issuance without further action by our stockholders, unless stockholder action is required by the rules of any stock exchange or automated quotation system on which our securities are listed or traded. If the approval of our stockholders is not required for the issuance of shares of preferred stock or common stock, the board of directors may determine not to seek stockholder approval.

RIGHTS PLAN

     In January 2002, we adopted a rights plan under which our board of directors declared a dividend of one preferred stock purchase right for each outstanding share of our common stock held of record as of the close of business on January 22, 2002. Each right initially entitles a stockholder to purchase a one one-thousandth fraction of a share of Preferred Stock -- Junior Participating Series A for $55.00. Each such fraction of a share of preferred stock has terms designed to make it essentially equivalent to one share of common stock. The rights will become exercisable only in the event a person or group acquires 15% or more of our common stock or commences a tender or exchange offer which, if consummated, would result in that person or group owning 15% of our common stock. Prior to such an event, the rights will be evidenced by and traded in tandem with the common stock.

     If a person or group acquires a 15% or larger position in Encysive, each right (except those held by the acquiring party) will then entitle its holder to purchase, fractional shares of preferred stock having twice the value of the $55 exercise price, with each fractional preferred share valued at the market price of the common stock. Also, if following an acquisition of 15% or more of our common stock, Encysive is acquired by that person or group in a merger or other business combination transaction, each right would then entitle its holder to purchase common stock of the acquiring company having a value of twice the $55.00 exercise price. The effect will be to entitle our stockholders to buy stock in the acquiring company at 50% of its market price.

     We may redeem the rights at $.001 per right at any time on or prior to the tenth business day following the acquisition of 15% or more of our common stock by a person or group or commencement of a tender offer for such 15% ownership. The rights expire on January 2, 2012.

SPECIAL PROVISIONS OF OUR CHARTER, BYLAWS AND DELAWARE LAW

     The following charter and bylaw provisions and provisions of Delaware law may have the effect of delaying, deterring or preventing a change of control.

     Authorization of Preferred Stock. As noted above, our board of directors, without stockholder approval, has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of our common stock. As a result, preferred stock

     - could be issued quickly and easily;

     - could adversely affect the rights of holders of our common stock; and

     - could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

     Stockholder Meetings. Under our bylaws, a special meeting of the stockholders may be called by:

     - the board of directors; or

     - the corporate secretary upon the written request, stating the purposes of such meeting, of the holders of at least 51% of our outstanding common stock.

     Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by the board of directors or its committees.

     Indemnification. Delaware law authorizes Delaware corporations to limit or eliminate the personal liability of directors for monetary damages for breach of a director's fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors of Delaware corporations are accountable to those corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables Delaware corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent

Delaware law permits, and no member of our board is personally liable for monetary damages for breach of the member's fiduciary duty as a director, except for liability:

     - for any breach of the member's duty of loyalty to us or our stockholders;

     - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

     - for any transaction from which the member derived an improper personal benefit.

This provision may discourage derivative litigation against our directors and may discourage or deter our stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our bylaws provide indemnification to our officers and directors and other specified persons with respect to their conduct in various capacities, and we have entered into agreements with each of our directors and executive officers that indemnify them to the fullest extent Delaware law and our certificate of incorporation permit.

TRANSFER AGENT OR REGISTRAR

     The Bank of New York is the transfer agent and registrar of our common stock.

                              PLAN OF DISTRIBUTION

     We may sell shares of our common stock under this prospectus from time to time to or through underwriters, through brokers or dealers, directly to other purchasers or through agents.

     We may sell shares of our common stock under this prospectus form time to time in one or more transactions:

     - at a fixed price or prices, which may be changed;

     - at market prices prevailing at the time of sale;

     - at prices related to such prevailing market prices; or

     - at negotiated prices.

     The prospectus supplement will set forth the following information:

     - the terms of the offering,

     - the names of any underwriters, brokers, dealers or agents,

     - the purchase price of the shares,

     - the net proceeds to us,

     - any underwriting discounts and other items constituting underwriters' compensation,

     - any public offering price,

     - any discounts or concessions allowed or reallowed or paid to dealers, and

     - any commissions paid to agents.

SALE THROUGH UNDERWRITERS, DEALERS, BROKERS OR AGENTS

     If we use underwriters in the sale of shares of our common stock, the underwriters will acquire the shares for their own account. The underwriters may resell the shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer shares to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the shares will be subject to certain conditions, and the underwriters will be obligated to purchase all of the offered shares if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

     In connection with the sale of shares of our common stock, underwriters, brokers, dealers or agents may receive compensation from us or purchasers of securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of our common stock may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Any person who may be deemed to be an underwriter will be identified, and the compensation received from us will be described, in the prospectus supplement.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market in accordance with Regulation M promulgated under the Exchange Act. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the securities sold for their account may be reclaimed by the syndicate if those securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

     If dealers or brokers acting as dealers are used in the sale of the shares of common stock, we will sell the shares to such dealers or brokers as principals. The dealers or brokers acting as dealers may then resell such shares to the public at varying prices to be determined by such dealers or brokers at the time of resale. The names of dealers or brokers acting as dealers and the terms of the transaction will be set forth in the prospectus supplement relating to such shares. We may sell the shares of common stock directly or through agents designated by us from time to time. Any agent involved in the offer or sale of the shares will be named, and any commissions that we pay to such agent will be set forth, in the prospectus supplement relating to such shares. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

DIRECT SALES

     We may sell shares of common stock directly. In that event, no underwriters or agents would be involved. We may sell the shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those shares. We will describe the terms of any of these sales in the prospectus supplement.

GENERAL INFORMATION

     We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, underwriters and their affiliates may be our customers, may engage in transactions with us or may perform services for us or our subsidiaries in the ordinary course of their businesses.

                                 LEGAL MATTERS

     Certain legal matters in connection with the common stock offered hereby will be passed on for us by Porter & Hedges, L.L.P., Houston, Texas. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

                                    EXPERTS

     The consolidated financial statements of Encysive Pharmaceuticals Inc. (f/k/a Texas Biotechnology Corporation) as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Encysive, L.P. (f/k/a ICOS-Texas Biotechnology L.P.) as of December 31, 2002 and 2001, and for each of the years in the two-year period ended December 31, 2002, the period from June 6, 2000 (inception) to December 31, 2000, and the period from June 6, 2000 (inception) to December 31, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The audit report covering the December 31, 2002 financial statements of Encysive, L.P. (f/k/a ICOS -- Texas Biotechnology, L.P.) contains an explanatory paragraph that states that ICOS -- Texas Biotechnology, L.P. has experienced recurring losses from operations and has a partners' deficit which raise substantial doubt about its ability to continue as a going concern. The
ICOS -- Texas Biotechnology, L.P. financial statements do not include any adjustments that might result from the outcome of that uncertainty.

     The statements in this prospectus in the Risk Factors under the caption Risks Relating to Intellectual Property and other references herein to intellectual property matters have been reviewed and approved by Wood, Phillips, Katz, Clark & Mortimer, Chicago, Illinois, our patent counsel, as experts on such matters, and are included herein in reliance upon their review and approval.

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                                6,500,000 SHARES

                      (ENCYSIVE PHARMACEUTICALS INC. LOGO)

                                  COMMON STOCK

                 ---------------------------------------------

                                   PROSPECTUS
                 ---------------------------------------------

                                    SG COWEN

                              RBC CAPITAL MARKETS

                            NEEDHAM & COMPANY, INC.

                               December 17, 2003

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